United States Securities and Exchange Commission

SUNNOVA ENERGY INTERNATIONAL INC.

20 East Greenway Plaza, Suite 475

Houston, Texas 77046

June 27, 2019

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Edward M. Kelly

                    Senior Counsel

RE:	Sunnova Energy International Inc.
Registration Statement on Form S-1
Confidentially Submitted May 28, 2019
CIK No. 0001772695

Ladies and Gentlemen:

On behalf of Sunnova Energy International Inc. (the “Company”), enclosed is a copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to the second confidential draft of the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on May 28, 2019. The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of June 19, 2019.

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Draft Registration Statement No. 2 on Form S-1 submitted May 28, 2019

Summary Consolidated Financial and Operational Data, page 13

1.

We have reviewed your response to prior comment three from our letter dated May 9, 2019. We note that you include an adjustment to add both the principal and interest portion of payments received under customer loan agreements to arrive at Adjusted EBITDA. Payments received for principal are recorded as a reduction of notes receivable and are never recognized as earnings. As such, we believe that this results in a non-GAAP measure that is based on individually tailored recognition and measurement principles. Further, including interest income while excluding interest expense from the measure could be misleading. Please revise your disclosure of Adjusted EBITDA, here and throughout the filing, to remove this adjustment.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure of Adjusted EBITDA on pages 14, 76 and 88 of the Registration Statement to remove the adjustment for the principal and interest portion of payments received under customer loan agreements.

Our growth is dependent on our dealer network..., page 24

2.

Refer to comment 4 in our May 9, 2019 letter and the revised disclosure on pages 24 and 127. Elaborate in the business section on the various exceptions to Trinity’s obligation to originate solar service agreements only for you during the duration of the exclusivity agreement.

United States Securities and Exchange Commission

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure of the exceptions to Trinity’s obligation to originate solar service agreements for the Company during the duration of the exclusivity agreement on pages 124 and 125 of the Registration Statement.

Our amended and restated certificate of incorporation, page 60

3.	Ensure that your amended and restated certificate of incorporation which is to be filed by amendment as Exhibit 3.1 is consistent with the revised disclosures here and on pages 167 and 168.

RESPONSE: The Company hereby undertakes to ensure that its amended and restated certificate of incorporation is consistent with the revised disclosures on pages 59 and 169 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 102

4.

We note that AP4, prior to exercising its right to an equity cure in April 2019, was not in compliance with the debt covenant regarding the ratio of consolidated EBITDA to debt service as of March 31, 2019. If it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s management has determined, based on its current financial projections, that it is not reasonably likely that the Company will be out of compliance with any of its material debt covenants, including the debt covenants of AP4, in the next twelve months. In the future, if it becomes reasonably likely that the Company will be out of compliance with any of its material debt covenants, the Company undertakes to disclose the required ratios/amounts in its quarterly and annual reports to be filed with the Commission.

Director Nominees, page 141

5.	File the consent of each director nominee as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that each director disclosed in the Registration Statement was duly elected prior to the filing of the Registration Statement and has signed page II-11 of the Registration Statement. In light of the fact that each director disclosed in the Registration Statement has now signed the Registration Statement, consents of the directors are not required to be filed pertaining to the Registration Statement.

Executive Officer Employment Arrangements, page 148

6.

Refer to comment 22 in our May 9, 2019 letter. We are unable to locate a form of employment agreement submitted as an exhibit. Please file an executed employment agreement for each of your named executive officers.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will not have employment agreements with its named executive officers following the completion of the offering and that the Form of Executive Severance Agreement that was previously submitted as an exhibit and is being filed with the Registration Statement as Exhibit 10.39 will function as the Company’s form of employment agreement with its named executive officers following the completion of the offering. The Company has provided disclosure regarding the Form of Executive Severance Agreements signed by each of its named executive officers on pages 145 and 146 of the Registration Statement.

United States Securities and Exchange Commission

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527 or David P. Oelman of Vinson & Elkins L.L.P. at (713) 835- 3786.

Very truly yours,

SUNNOVA ENERGY INTERNATIONAL INC.

By:	/s/ Walter A. Baker
Walter A. Baker Executive Vice President, General Counsel and Secretary

cc:	Frank Pigott, Securities and Exchange Commission

Jeffery R. Gordon, Securities and Exchange Commission

Kevin W. Stertzel, Securities and Exchange Commission

Joshua Davidson, Baker Botts L.L.P.

Travis J. Wofford, Baker Botts L.L.P.

David P. Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

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